Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated September 5, 2024 and the

Prospectus dated February 20, 2024

Registration Nos. 333-277185 and 333-277185-01

PRICING TERM SHEET

VENTAS REALTY, LIMITED PARTNERSHIP

Fully and unconditionally guaranteed by Ventas, Inc.

Terms applicable to

$ 550,000,000 5.000% Senior Notes due 2035

Dated: September 5, 2024

Issuer:	Ventas Realty, Limited Partnership (the “Issuer”)

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$ 550,000,000

Maturity Date:	January 15, 2035

Public Offering Price:	99.647% of the aggregate principal amount, plus accrued interest from September 9, 2024, if any

Coupon (Interest Rate):	5.000%

Yield to Maturity:	5.045%

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price / Yield:	101-07+ / 3.725%

Spread to Benchmark Treasury:	+132 basis points

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2025

Optional Redemption:

Prior to October 15, 2034 (three months prior to the maturity date of the notes (the “Par Call Date”)), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes – Optional Redemption”) plus 20 basis points less (b) interest accrued to, but excluding, the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

See “Description of Notes – Optional Redemption” in the preliminary prospectus supplement, dated September 5, 2024 for more information.

Joint Book-Running Managers:	Wells Fargo Securities, LLC MUFG Securities Americas Inc.
PNC Capital Markets LLC
Truist Securities, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

UBS Securities LLC

Co-Managers:	Fifth Third Securities, Inc. M&T Securities, Inc. Loop Capital Markets LLC

CUSIP / ISIN:	92277G BA4 / US92277GBA40

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	September 5, 2024

Settlement Date:	September 9, 2024 (T+2)

Form of Offering:	SEC Registered (Registration Nos. 333-277185 and 333-277185-01)

Ventas Inc. expects that delivery of the notes will be made to investors against payment therefor on or about September 9, 2024, which will be the second business day following the date of pricing of the notes (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settled in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to make such trades prior to the first business day preceding the settlement date should consult their own advisors.

Ventas, Inc. and the Issuer have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that Ventas, Inc. and the Issuer have filed with the SEC for more complete information about Ventas, Inc., the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, Ventas, Inc., the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Wells Fargo Securities, LLC toll free at 1-800-645-3751; MUFG Securities Americas Inc., toll free at 1-877-649-6848; PNC Capital Markets LLC, toll-free at 855-881-0697 or by email: pnccmprospectus@pnc.com; or Truist Securities, Inc. at 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.